Exhibit 99.1
PRESS RELEASE

Contact Information:

Chiral Quest, Inc.	The Trout Group (Investors)
Brian Lenz	Thomas Fechtner
(732) 274-0399	(212) 477-9007 x31

Chiral Quest, Inc. Introduces New Name, VioQuest Pharmaceuticals, Inc.
Creates Drug Discovery Subsidiary,
Names Ronald Brandt President and CEO of Chiral Catalyst Business

Princeton, NJ, August, 12, 2004 /PRNewswire-FirstCall/ -- Chiral Quest, Inc. – (OTC Bulletin Board: CQST) - announced today that it has changed its name to VioQuest Pharmaceuticals, Inc. and has created a new wholly owned subsidiary, VioQuest Drug Development, Inc. which will concentrate on acquiring, developing and commercializing human therapeutics.

The Company also announced that it will assign substantially all of its operating and technology assets relating to its proprietary chemical catalysis platform to a second wholly owned subsidiary which will be re-named Chiral Quest, Inc. Chiral Quest will continue to aggressively pursue its current business plan to commercialize its technology.

“The Board of Directors is building on the value of the core technology behind Chiral Quest and is encouraged by the progress the Company has made over the past several months,” said CEO Ronald Brandt. “The Board further believes that by leveraging the insight gained by Chiral Quest’s understanding of the pharmaceutical industry, it can create a drug development business that will increase shareholder value in the long term while diversifying shareholder risk.”

Additionally, Ronald Brandt has been named President and CEO of the Company’s chiral catalyst business (the newly named Chiral Quest, Inc.) and will remain Interim President and CEO of VioQuest Pharmaceuticals, Inc. In his short tenure with the Company, Mr. Brandt has continued to develop the Company’s business plan, gained the confidence of its partners and clients, and invigorated its hard working staff.

“I am honored that the Board has given me the opportunity to lead Chiral Quest. We intend to aggressively grow the company and leverage its proprietary, novel technology” said CEO Ronald Brandt. “Chiral Quest is a leading supplier of chiral catalysts and intermediates in one of the fastest growing sectors of the pharmaceutical and fine chemical industries.”

Xumu Zhang, Ph.D., the Company’s Chief Technology Officer, and a recognized thought leader in Chiral Chemistry, stated “Over the last several months, I have been delighted to work with Ron, and believe he has the experience and personal qualities that a leader of our company requires to maximize its value. “

About VioQuest

VioQuest, Pharmaceuticals, Inc. has two operating subsidiaries. Chiral Quest, Inc. is a research-based life sciences chemistry company that provides chiral products, technology and services to the pharmaceutical and fine chemical industries. It develops chemical catalysts and other products used in the synthesis of desired isomers of chiral molecules.
VioQuest Drug Discovery, Inc. is a recently created subsidiary which intends to acquire, develop and commercialize human therapeutics.
For more information, visit www.chiralquest.com.

Forward-Looking Statements:

This press release contains forward-looking statements that involve risks and uncertainties that could cause VioQuest’s actual results and experience to differ materially from the anticipated results and expectations expressed in these forward-looking statements. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Among other things, there can be no assurances that any of VioQuest’s research programs and compounds will be successfully commercialized. Risks, uncertainties and assumptions also include the possibility that the market for the sale of certain products may not develop as expected; and that development of these products may not proceed as planned. VioQuest assumes no obligation and does not intend to update these forward-looking statements.